

July 21, 2011

<u>Via E-mail</u>
Glenn P. Sblendorio
Executive Vice President
     And Chief Financial Officer
The Medicines Company
8 Sylvan Way
Parsippany, New Jersey 07054

Re: **The Medicines Company**
               Form 10-K for the Fiscal Year Ended December 31, 2010
               Filed March 15, 2011
               Form 10-Q for the Quarterly Period Ended March 31, 2011
               Filed May 10, 2011
               File No. 000-31191

Dear Mr. Sblendorio:

      We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

      After reviewing the information provided, we may have additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2010

<u>Item 1A. Risk Factors, page 32</u>

1. Please provide us proposed disclosure to be included in MD&A of future periodic reports that includes a quantified discussion of how the Patient Protection and Affordable Care Act of 2010 will affect your operational results, including any cost increases to you in the form of higher rebate payments, the industry wide "pharmaceutical excise tax" etc.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Notes to Unaudited Condensed Consolidated Financial Statements

15. Contingencies, page 11

2. You state that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial condition or liquidity. However, adjustments, if any, to the Company's estimates could be material to operating results for the periods in which adjustments to the liability are recorded. We do not believe that this disclosure meets the requirements of ASC 450-20-50-3 and 50-4. Please provide us proposed disclosure to be included in future periodic reports, for all legal proceedings, to include an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made for loss contingencies that are at least reasonably possible but not accrued, either because it is not probable that a loss has been incurred or the amount of loss cannot be reasonably estimated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant